

February 21, 2014

Via E-mail
Mr. Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel

> **Re:** **Radware Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-30324**

Dear Mr. Zisapel:

We have reviewed your letter dated January 17, 2014 in connection with the above-referenced filing and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 13, 2013.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Note 2 Significant Accounting Policies

e. Bank deposits, page F-13

1.   We note your proposed disclosure that the financial institutions that hold the Company's bank deposits are institutions with high credit standing located in the United States and Israel, and accordingly, minimal credit risk from geographic or credit concentrations exists with respect to these bank deposits. Please tell us how you define the term "high

credit standing," including the rating organizations that your investment policies require that you use. Tell us what consideration you gave to disclosing these factors. Further, please tell us what consideration you gave to disclosing the contractual maturities of your bank deposits in accordance with ASC 320-10-50.

Note 3 Marketable Securities

2.   We note your response to prior comment 2 that you concluded that there is minimal risk in your investment portfolio arising from geographic and credit concentration. However, we note your disclosure on page 11 that interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond your control. Please clarify why you do not believe disclosure of the geographic concentration of your investments is necessary. Further, we note that you will include in future filings disclosure that the Company maintains a diverse portfolio of highly-rated securities. Please clarify how you define "highly-rated," including the rating organizations that your investment policies require that you use and whether they are consistent across geographic regions. Tell us what consideration you gave to disclosing these factors.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                    Sincerely,

                                    /s/ Stephen Krikorian

                                    Stephen Krikorian
                                    Accounting Branch Chief